Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC  20036
(202) 822-9611

Alison M. Fuller, Esq.
(202) 419-8412
afuller@stradley.com

March 19, 2010

Via EDGAR

Ms. Laura E. Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds
File Nos. 811-05514 and 033-20673

Dear Ms. Hatch:

On behalf of the MTB Group of Funds (the “Registrant”) and the following series: the MTB Strategic Allocation Fund (formerly the MTB Balanced Fund); MTB Intermediate-Term Bond Fund; MTB Short Duration Government Bond Fund; and MTB Short-Term Corporate Bond Fund (the “Funds”), below you will find the Registrant’s responses to the comments conveyed on March 5, 2010 by you via telephone to Cillian M. Lynch and me, with regard to Post-Effective Amendment No. 79 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 22, 2010 under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made on March 19, 2010 pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

GLOBAL COMMENTS TO SUMMARY PROSPECTUSES:

The following relate to the comments you provided with respect to the summary prospectuses of the Funds that you indicated should be applied globally to all Fund summary prospectuses.

1.	Comment: If the Registrant intends to use summary prospectuses for the Funds, please add the legend required by Rule 498(b)(1)(5) under the Securities Act of 1933 to each summary prospectus.

Response:   The Registrant does intend to use summary prospectuses and the legend will be added to each summary prospectus.

2.	Comment: In the Table of Contents, make the “Portfolio Turnover” heading a subset of “Fees and Expenses of the Fund.”

Response:   We have complied with this comment.

Fees and Expenses table:

3.	Comment: In the paragraph immediately following the “Fees and Expenses of the Fund” heading, remove all but the first sentence of the paragraph.

Response:  We have complied with this comment.

4.	Comment: Under “Shareholder Fees,” consider removing the parenthetical references in lines for which the fees are not charged.

Response:  We have complied with this comment.

5.	Comment: Under “Annual Fund Operating Expenses,” remove the parenthetical stating “(Before Waivers)” in the heading.

Response:  We have complied with this comment.

6.	Comment: Under “Shareholder Fees”, revise the “Distribution and/or Service (12b-1) Fees” line such that it reads “Distribution and Service (12b-1) Fees.”

Response:  We have complied with this comment.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

7.	Comment: Under “Shareholder Fees,” add the total percentage to the “Total Annual Fund Operating Expenses” line.

Response:  We have complied with this comment.

Portfolio Turnover:

8	Comment: Delete the final sentence of the Portfolio Turnover paragraph.

Response:   We have complied with this comment.

Principal Risks of Investing in the Fund:

9.	Comment: Remove the final sentence of the section, which reads: “Other risks of the Fund are described in the Fund’s prospectus in the section entitled “Additional Risks.”

Response:  We have complied with this comment.

Performance Information:

10.	Comment: In the first paragraph, remove the phrase “and recurring shareholder account fees” from the third sentence, as Funds do not have any such fees.

Response: We have complied with this comment.

11.
Comment:   In the first paragraph, remove the sentence that reads: “Unlike the Fund’s returns, the index returns do not reflect a deduction for fees, expenses or taxes.”  This information should be moved to the performance table as a parenthetical note about any index for which it would be applicable.

Response: We have complied with this comment.

12.	Comment: In the second paragraph, the final sentence, beginning “A negative pre-tax return translates…” may only be included if it is applicable to the Fund.

Response: We have amended the sentence to read: “If the Fund were to have a negative pre-tax return, this would translate into a higher after tax return because

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

this calculation assumes that an investor received a tax deduction for the loss incurred on the sale.”

The Registrant believes that, even if the Fund does not currently have a negative pre-tax return, it is possible that it will over the next year, and therefore this disclosure is applicable.

13.	Comment: If a bar chart is to be included, please include the returns for the highest and lowest quarters for the period covered by the bar chart.

Response: We have complied with this comment.

14.
Comment:   In the performance table, remove the second sentence immediately below the table, which reads: “This information provides you with historical performance information so that you can analyze whether the Fund’s investment risks are balanced by its potential returns.”

Response: We have complied with this comment.

Purchase and Sale of Fund Shares:

15.	Comment: In the first paragraph, remove the phrase: “at the net asset value of the Shares next determined after receipt of the request in good order.”

Response:  We have complied with this comment.

16.	Comment: Remove the final sentence of the section, which reads: “The minimum initial and subsequent investment amounts may be waived or lowered from time to time.”

Response:  We have complied with this comment.

Additional Payments to Financial Intermediaries

17.	Comment: Correct the final sentence of the section such that it reads: “Ask your sales person or visit your financial intermediary’s website for more information.

Response:  We have complied with this comment.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

BOND FUNDS PROSPECTUS

Global comments for MTB Intermediate-Term Bond Fund, MTB Short Duration Government Bond Fund, and MTB Short-Term Corporate Bond Fund:

Principal Investment Strategies of the Fund:

18.
Comment:  The second sentence of the first paragraph reads: “Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed income securities.”  Consider changing the sentence to refer to “bonds” rather than “fixed income securities.”

Response: We respectfully decline to accept this comment.

19.
Comment:  The fourth sentence of the first paragraph includes the following: “…the Fund seeks to maintain a dollar-weighted average maturity of three to ten years.”  Make this statement more definite.  For example, amend the sentence to read “…the Fund maintains a dollar-weighted average maturity of three to ten years.”

Response:  We have complied with this comment by amending the sentence to read: “The Fund normally invests in securities with intermediate maturities and maintains a dollar-weighted average maturity of three to ten years.”

Performance Information:

20.	Comment: Disclosure responding to items 6, 7 and 8 of Form N-1A may be combined within a multi- Fund prospectus. If the Registrant wishes, you may combine this disclosure for the three Bond Funds.

Response:  We have determined not to combine the disclosures.

MTB Short Duration Government Bond Fund:

Risk/Return Bar Chart:

21.	Comment: Is the S&P 500® an appropriate index for the Fund?

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

Response:  No.  The correct index is the Barclays Capital 1-3 Year Government Bond Index, (“BC1-3GB”) which is currently included in the return table.  Mention of the S&P 500® was a typographical error.

MTB Short-Term Corporate Bond Fund:

Principal Risks of Investing in the Fund:

22.	Comment: Leverage Risk is included as a principal risk of the Fund, but is not discussed as a principal strategy. If it is a principal risk, please add disclosure to the principal strategies section.

Response:  Leverage Risk is not a principal risk of the Fund, and so we have removed it from the “Principal Risks” section of the prospectus.

Risk/Return Bar Chart:

23.	Comment: Is the S&P 500® an appropriate index for the Fund?

Response:  No.  The correct index is the Barclays Capital 1-3 Year Government/Credit Bond Index, (“BC1-3GC”) which is currently included in the return table.  Mention of the S&P 500® was a typographical error.

Additional Information About Investment Goals, Strategies and Risks

24.	Comment: Under “Principal Securities for each of the Funds” on page 19, correct the third sentence of the paragraph such that it reads: “A Fund is permitted to invest…”

Response:  We have complied with this comment.

STRATEGIC FUND PROSPECTUS

Fees and Expenses of the Fund

25.	Comment: In the fee table, move footnote 1 to the bottom of the table with the other footnote. Re-designate footnote ** as footnote 2.

Response:  We have complied with this comment.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

26.	Comment: Remove the caption titled “Total Direct Annual Fund Operating Expenses,” change the “Total Direct and Acquired Annual Fund Operating Expenses” to:
“Total Annual Fund Operating Expenses” and change the “Net Expenses” caption to: “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

Response:  We have complied with this comment.

27.	Comment: In re-designated footnote 2, indicate who can terminate the waiver and under what circumstances.

Response:  We have complied with this comment by adding this sentence to the footnote: The Board of Trustees of the MTB Group of Funds may terminate the waiver if it determines that it is in the best interests of the Fund to do so.

Principal Investment Strategies of the Fund:

28.	Comment: Is the Fund restricted to any investment allocation ranges? If so, add disclosure as appropriate.

Response:  No, the Fund is not bound by investment allocations to any of the asset classes in which it invests.  Although the disclosure indicates that for a certain period (from June 2010 to June 2011) the Fund will invest 35-40% in Underlying Funds that are managed by MTBIA.

Principal Risks of Investing in the Fund

29.	Comment: Confirm whether foreign, high-yield and small-cap securities are “principal investments” of the Fund.

Response:  Foreign securities, high-yield and small-cap securities are principal investments of the Fund, and corresponding risk disclosure has been added to the prospectus.

Performance Information

30.	Comment: In the performance table, remove footnote 1, regarding the availability for purchase of Class B shares.

Response:  We have complied with this comment.

Ms. Laura E. Hatch
U.S. Securities and Exchange Commission
March 19, 2010

    In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8412 or in my absence, Cillian Lynch at (202) 419-8416.

Very truly yours,

/s/ Alison M. Fuller
Alison M. Fuller, Esquire

cc:           Jeffrey M. Seling
Bruce G. Leto, Esquire
Cillian M. Lynch, Esquire